July 21, 2021

VIA EDGAR

Sumeera Younis

Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, Wisdom Tree Digital Short-Term Treasury Fund

File Nos. 333-25575 and 811-23659

Dear Ms. Younis:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by email on May 28, 2021 regarding the Trust’s Registration Statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021 for the purpose of registering shares of the WisdomTree Digital Short-Term Treasury Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Any text citation refers to the revised Form N-1A, which will be filed with this letter. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

General Comments

1.	Comment: The Staff notes that significant portions of the registration statement are missing information or contain bracketed disclosure. The Staff may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant has completed additional information in this pre-effective amendment and intends to complete all remaining information in pre-effective amendment(s) prior to the registration statement being declared effective.

2.	Comment: Please note that comments given on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: The Registrant confirms that, as applicable, comments will be incorporated to all sections containing similar disclosure.

WisdomTree Asset Management, Inc. 245 Park Avenue, 35th Floor, New York, NY 10167 | 212-801-2080 Tel 212-801-2081 Fax

Prospectus

3.	Comment: Please provide the Staff with the details of the Fund’s fee and expense tables via correspondence once they become available.

Response: The Fund’s completed fee and expense table is anticipated to be provided in a pre-effective amendment prior to the registration statement being declared effective. As described in the current disclosure, it is anticipated that the Fund will have a unitary fee structure, such that there are not anticipated to be “Other Expenses”, and the fee and expense table will only be comprised of the “Management Fees.”

4.	Comment: Before the discussion of the Use of Blockchain, please provide the following information related to the indexing strategy:

•	Whether the Fund will use a replication or representative sampling strategy.
•	The name of the index provider and if applicable, any affiliation with the Fund.
•	How the components of the index are weighted.
•	The rebalance and reconstitution process, including frequency of each.
•	Disclose the duration of the Fund’s investments and define duration.
•	Number or range of constituents in the index.
•	The security selection methodology.

Response: The Registrant has revised and/or updated the disclosure to:

(1) provide new disclosure to specify in the location requested that the Fund will use a representative sampling strategy;

(2) provide new disclosure that the components of the Index are market-cap weighted;

(3) provide new disclosure that the Index is rebalanced and reconstituted monthly;

(4) provide a new disclosure that the number of constituents comprising the Index has numbered between 90 and 100 over the previous three years; and

(5) provide new disclosure to describe that the security selection methodology is a comprehensive market capitalization representation of available fixed rate nominal securities issued publicly by the U.S. Treasury, exclusive of Treasury Inflation-Protected Securities, Separate Trading of Registered Interest and Principal of Securities, and the State and Local Government Series.

The Registrant notes that it is anticipated that the index provider will be unaffiliated with the Fund and is expected to be disclosed in the next pre-effective amendment.

The Registrant notes that the existing disclosure provides that the Fund’s investments include bills, bonds and notes issued by the U.S. Treasury, all with maturity durations between 1 and 3 years.

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5.	Comment: Please disclose supplementally if Securrency has any affiliation with WisdomTree. Please also confirm supplementally whether the Fund, the investment manager or their affiliates have received compensation from Securrency or any other person for developing the Fund or using Securrency as the transfer agent for the Fund.

Response: WisdomTree Digital Management, Inc.’s (“WisdomTree Digital Management” or the “Investment Manager”) ultimate parent company, WisdomTree Investments, Inc., owns a minority interest in Securrency. Neither the Fund, the Investment Manager or their affiliates have received any compensation from Securrency or any other person for developing the Fund or using Securrency as the transfer agent for the Fund.

6.	Comment: Please disclose why shares are being recorded on one or more blockchains. Please disclose how the Fund will treat these secondary/duplicative records. Clarify how an investor will interact with the blockchains and the transfer agent.

Also, please disclose in the statutory prospectus if the Fund will simultaneously record the same transaction twice (once on Ethereum and once on Stellar), and if so, how it would treat those records in the event there is a conflict, error, fraud, and loss of private keys.

Response: The Registrant has revised the disclosure to clarify that Fund shares will have the ability to be recorded on one or more blockchains to help facilitate the Fund’s shares being available for purchase, sale, or transfer in the broader blockchain ecosystem. By way of example, while the shares will initially be recorded on the Stellar blockchain, to the extent that an investor desires to transfer such shares to a personal Ethereum-based wallet (which, by its nature, is unable to accommodate Stellar-based assets), such transfer can be accomplished via the “Token Bridge” as described in the prospectus disclosure. Assuming 100 shares are recorded on the Stellar blockchain with a subsequent investor request to transfer the 100 shares from the Stellar blockchain to the Ethereum blockchain, the Stellar blockchain record would initially reflect the minting of 100 shares and ultimately a burning of 100 shares in connection with the transfer (i.e., for a net of “0” shares recorded on the Stellar blockchain), and the Ethereum blockchain record would reflect the minting of 100 shares.

The Registrant notes that the Transfer Agent will reconcile secondary blockchain transactions with the Fund’s records on at least a daily basis. The Registrant also notes that the Transfer Agent’s records will constitute the official shareholder records of the Fund and govern the record ownership of Fund shares in all circumstances.

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The Registrant notes that shareholders will interact through the wallet service provided in the App in a similar manner to non-blockchain based Apps used to transact in fund shares. If there is a difference between the Transfer Agent’s records and the blockchain record, the Transfer Agent will investigate the cause, and reconcile the official record that is kept by the Transfer Agent. In the event of a conflict between the transaction history on the Ethereum and/or Stellar blockchain and the records maintained by the Transfer Agent, the Transfer Agent shall update the blockchain record as necessary and such update will be recorded and viewable on the Ethereum and/or Stellar blockchains as a subsequent transaction. The Transfer Agent may also use the Ethereum and/or Stellar blockchain as a source of information in the case of a disputed transaction, including in the case of alleged fraud or theft. In such case, investors may engage with the Transfer Agent to resolve the dispute and to update both the Transfer Agent’s records and the blockchain to reflect any changes resulting from the dispute resolution process.

7.	Comment: Please briefly explain what distributed ledger and cryptography are in plain English.

Response: The Registrant has made the requested changes and added the following disclosure to the first paragraph under the heading “Use of Blockchain” (new language in bold):

A blockchain is an open, distributed ledger that digitally records transactions in a verifiable and immutable (i.e., permanent) way using cryptography. A distributed ledger is a database in which data is stored in a decentralized manner. Cryptography is a method of storing and transmitting data in a particular form so that only those for whom it is intended can read and process it.

8.	Comment: Supplementally, please disclose the consensus protocol (e.g., proof of work, proof of stake) for the blockchain(s) used by the Fund.

Response: The Ethereum blockchain currently relies on a proof of work consensus protocol, but is in the process of transiting to a proof of stake protocol. The Stellar blockchain relies on a different consensus protocol referred to as a federated Byzantine agreement system.

9.	Comment: If ownership of the Fund's shares will only be recorded on one blockchain at the launch of the Fund, only disclose that blockchain. If in the future the Fund's shares are recorded on multiple blockchains, it would be appropriate to include that disclosure.

Response: Please see the response to Comment 6 above and the example regarding a transfer of shares from the Stellar blockchain to the Ethereum blockchain, which the Registrant anticipates will be available at Fund launch. The Registrant has also clarified the disclosure to indicate that shares will initially be recorded on the Stellar blockchain.

10.	Comment: Please include disclosure explaining what a blockchain wallet is, how a wallet functions and the relevance of public and private keys.

Response: The Registrant has added disclosure to indicate that:

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1)	A blockchain wallet is a software application which stores a user’s “private key” and related digital assets and is used to facilitate sending digital assets on a particular blockchain.

2)	A “private key” is one of two numbers in a cryptographic “key pair.” A key pair consists of a “public key” and its corresponding private key, both of which are lengthy alphanumeric codes, derived together and possessing a unique relationship. The private key is used by the owner of a digital wallet to send (i.e., digitally sign and authenticate) digital assets and is private to the wallet owner. The public key is, as the name implies, public and open to others on the applicable blockchain to send digital assets to. The blockchain will only record public key information.

11.	Comment: If interoperability is not a current feature of the shares, please remove all disclosure relating to it. Conversely, if the disclosure is appropriate, please supplementally explain why an investor would want to move shares from one blockchain to another blockchain.

If appropriate, please provide additional disclosure explaining what the bridge is, including whether the bridge is hardware, software, or a combination of both. Also, if it is software, please supplementally explain if it is open source or owned by WisdomTree or Securrency and if there are any financial arrangements related to the bridge.

Response: Please see the response to Comment 6 related to clarifying information and disclosure associated with interoperability and the bridge. Similar to how Securrency as a Transfer Agent uses software to facilitate a transfer of shares from one account to another, Securrency will use software to facilitate the bridge.

12.	Comment: Please provide brief descriptions of the blockchain(s) the Fund will be using, including how they function and whether they are regulated.

Also, please disclose whether the blockchain(s) the Fund will use impose any mining or validation fees and specify who is responsible for paying them.

Response: Considering the recording of the shares on either the Stellar or Ethereum blockchains is a secondary (courtesy) copy, the Registrant respectfully submits that descriptions of each blockchain as a “blockchain network” is appropriate for the prospectus with more detailed descriptions in the Statement of Additional Information under “Use of Blockchain”, “The Ethereum and Stellar Networks” and “Blockchain Regulation.”

The Registrant notes the following disclosure is included under the heading “Purchase and Sale of Fund Shares” regarding blockchain fees:

WisdomTree or an affiliate will pay any fees for use of the applicable blockchain network in connection with an investor’s purchase and sale of Fund shares. The Fund will not be assessed any such fees and no sales loads will apply.

Accordingly, the Registrant believes the current disclosure is accurate.

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13.	Comment: Please disclose the frequency in which the transfer agent will reconcile the official record with secondary blockchain records.

Response: The Registrant notes that the Transfer Agent will reconcile the secondary recording of the Fund’s shares on the applicable blockchain with the Fund’s share ownership records on at least a daily basis. The Registrant also notes that the Transfer Agent’s records will constitute the official shareholder records of the Fund and govern the record ownership of Fund shares in all circumstances.

14.	Comment: Under U.S. Treasury Obligations Risk, please disclose whether inflation has an impact on UST obligations, and if so, what that impact would be.

Response: The Registrant has added the following disclosure to U.S. Treasury Obligations Risk in Item 9:

The total public debt of the United States as a percent of gross domestic product has grown rapidly since the beginning of the COVID-19 pandemic. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks if sound debt management practices are not implemented. A high national debt level may increase market pressures to meet government funding needs, which may drive debt cost higher and cause a country to sell additional debt, thereby increasing refinancing risk. A high national debt also raises concerns that a government will not be able to make principal or interest payments when they are due. In the worst case, unsustainable debt levels can cause a decline in the value of the dollar (which may lead to inflation), and can prevent the U.S. government from implementing effective counter-cyclical fiscal policy in economic downturns.

15.	Comment: If the Fund will be using representative sampling, please include Management Risk.

Response: The Registrant confirms that the Fund will be using representative sampling. The Registrant believes “Non-Correlation Risk” under “Additional Principal Risk Information About the Fund” describes the impact of representative sampling. We have provided the disclosure here for the Staff’s convenience:

As with all index funds, the performance of the Fund and its Index may vary somewhat for a variety of reasons. For example, the Fund incurs operating expenses and portfolio transaction costs, while also managing cash flows and potential operational inefficiencies, not incurred by its Index. In addition, the Fund may not be fully invested in the securities of its Index at all times or may hold securities not included in its Index or may be subject to pricing differences, differences in the timing of dividend accruals, tax gains or losses, operational inefficiencies and the need to meet various new or existing regulatory requirements. For example, it may take several business days for additions and deletions to the Index to be reflected in the portfolio composition of the Fund. The use of sampling techniques may affect the Fund’s ability to achieve close correlation with its Index. By using a representative sampling strategy, the Fund generally can be expected to have a greater non-correlation risk and this risk may be heightened during times of market volatility or other unusual market conditions.

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Additionally, the Registrant believes the inclusion of Management Risk could be confusing to investors as the Fund is not actively managed. Therefore, the Registrant believes the current disclosure is adequate and respectfully declines to add Management Risk.

16.	Comment: Please confirm that Issuer Credit Risk is a principal risk of the Fund as the Fund only invests in U.S. Treasuries.

Response: The Registrant so confirms. The Registrant notes that changes to the financial condition or credit rating of the U.S. government may cause the value of U.S. Treasury obligations to decline (similar to other issuers), and therefore believes the inclusion of Issuer Credit Risk is appropriate and helpful to investors.

17.	Comment: Please confirm that Issuer-Specific Risk is a principal risk of the Fund as the Fund only invests in U.S. Treasuries.

Response: The Registrant so confirms and notes that the actual or perceived financial condition of the U.S. government is both specific to the U.S. government compared to other issuers of debt instruments, and may have a negative impact on the value of the Fund.

18.	Comment: Under Non-Correlation Risk, the disclosure states that the Fund may not provide investment performance matching that of the Fund’s target index for a variety of reasons. Please specify what a variety of reasons might be.

Response: The Registrant notes the following disclosure is included in Non-Correlation Risk in Item 9 (emphasis on the disclosure in bold):

As with all index funds, the performance of the Fund and its Index may vary somewhat for a variety of reasons. For example, the Fund incurs operating expenses and portfolio transaction costs, while also managing cash flows and potential operational inefficiencies, not incurred by its Index. In addition, the Fund may not be fully invested in the securities of its Index at all times or may hold securities not included in its Index or may be subject to pricing differences, differences in the timing of dividend accruals, tax gains or losses, operational inefficiencies and the need to meet various new or existing regulatory requirements. For example, it may take several business days for additions and deletions to the Index to be reflected in the portfolio composition of the Fund. The use of sampling techniques may affect the Fund’s ability to achieve close correlation with its Index. By using a representative sampling strategy, the Fund generally can be expected to have a greater non-correlation risk and this risk may be heightened during times of market volatility or other unusual market conditions.

Accordingly, the Registrant believes the current disclosure is accurate, and respectfully declines to add additional disclosure to the Non-Correlation Risk in Item 4.

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19.	Comment: Please disclose corresponding strategy for Portfolio Turnover Risk.

Response: With respect to “Portfolio Turnover Risk”, the reference to the Fund’s investment strategy has been removed with a remaining discussion of investor flows potentially driving portfolio turnover and related risk.

20.	Comment: For the portfolio manager’s length of service, please include month and year.

Response: The Registrant has noted that all portfolio manager’s have served in their current capacity since the Fund’s inception.

21.	Comment: Please clarify if an investor has to set up an account through the App, or are there other ways to open an account?

Response: The Registrant notes that an investor will need to set up an account through the App and directs the Staff’s attention to the “Getting Started” disclosure in the section entitled “Additional Information About the Purchase and Sale of Fund Shares” in the Fund’s Prospectus.

22.	Comment: Please supplementally confirm if the App is mobile only, and if not, please disclose the platforms on which the App will be made available (i.e., PC/Mac, other).

Response: The App is mobile only.

23.	Comment: Please disclose whether there are minimum initial and subsequent investment requirements and whether the minimums can be waived by the Fund.

Response: The minimum initial purchase is $25. There is no minimum investment for subsequent purchases, although the Fund reserves the right to waive or change investment minimums. Disclosure has been updated accordingly.

24.	Comment: Please update the tax disclosure to more closely track the language in Form N-1A, Item 7.

Response: The Registrant respectfully believes that the current disclosure closely tracks the language in Form N-1A, Item 7, and, accordingly, no updates have been made.

25.	Comment: Under Additional Information About the Fund’s Investment Strategies, please identify the “other available techniques” and provide corresponding risk disclosure, where appropriate.

Response: The “other available techniques” language has been removed.

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26.	Comment: Under Portfolio Holdings Information, if the holdings will be made available on the App as well, please disclose.

Response: The Registrant has clarified the disclosure to indicate that the portfolio holdings will be available at www.wisdomtree.com.

Statement of Additional Information

27.	Comment: On the cover page of the SAI, please remove the word “annuities”, or supplementally explain why this language is appropriate.

Response: The Registrant has removed the word “annuities”.

28.	Comment: At Investment Strategies and Risks, pursuant to Item 16 of Form N-1A, please confirm which strategy, if any, are not principal. If not principal, please indicate as such.

Response: The Registrant notes that the disclosure under the “Investment Strategies and Risks” heading accurately describes investment strategies, including strategies to invest in a particular type of security, used by the Investment Manager in managing the Fund, that are not principal strategies. Therefore, the Registrant respectfully declines to take this comment.

29.	Comment: For Senior Securities and the Borrowing policy, please provide explanations of what is permitted by the 1940 Act after the Fundamental Policies.

Response: For the purposes of the fundamental investment policy regarding borrowing, the 1940 Act generally permits a Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. To limit the risks attendant to borrowing, the 1940 Act generally requires a Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage generally means the ratio that the value of a Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

For the purposes of the fundamental investment policy regarding senior securities, “senior securities” are generally Fund obligations that have a priority over the Fund’s shares with respect to the payment of dividends or the distribution of Fund assets. The 1940 Act generally prohibits a Fund from issuing senior securities, except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets from banks. A Fund also may borrow an amount equal to up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.

30.	Comment: Please confirm that this Fund is non-diversified. If non-diversified, please include a fundamental diversification policy.

Response: The Registrant notes that the Fund is diversified.

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Part C

31.	Comment: Per the FAST Act, please include 1933 Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

Response: The Registrant confirms that future filings will be compliant with the Fast Act.

32.	Comment: Please file the other finalized exhibits once they are available, but at least one week before anticipated effectiveness.

Response: The Registrant confirms all finalized exhibits will be filed at least one week before anticipated effectiveness.

* * * * *

Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Michael Didiuk, Esq. (Perkins Coie LLP)

Todd Zerega, Esq. (Perkins Coie LLP)

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